United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 1, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished by
Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

November 1 - 30, 2017

Information Required by
Public announcements FCA's Disclosure Guidance and Transparency Rules

Announcement Date of Matter
PDMR Acquisition of Shares November 17, 2017
Total Voting Rights at November 30, 2017 December 1, 2017

PDMR Acquisition of Shares
November 17, 2017

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2.	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.532484 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.81	4.654143
		USD $0.00	3.878341

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.532484 Ordinary Shares Aggregated Price: USD $21.1718767 per share
e)	Date of the transaction	16 November 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Ronald Lewis
2.	Reason for notification
a)	Position / status	Chief Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.532484 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.81	4.654143
		USD $0.00	3.878341

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.532484 Ordinary Shares Aggregated Price: USD $21.1718767 per share
e)	Date of the transaction	16 November 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Clare Wardle
2.	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.532484 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.81	4.654143
		USD $0.00	3.878341

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.532484 Ordinary Shares Aggregated Price: USD $21.1718767 per share
e)	Date of the transaction	16 November 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2.	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.532484 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.81	4.654143
		USD $0.00	3.878341

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.532484 Ordinary Shares Aggregated Price: USD $21.1718767 per share
e)	Date of the transaction	16 November 2017
f)	Place of the transaction	New York Stock Exchange

1.	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2.	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.532484 Ordinary Shares pursuant to the UK Employee Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.81	4.654143
		USD $0.00	3.878341

d)	Aggregated information Aggregated volume Price	Aggregated Volume: 8.532484 Ordinary Shares Aggregated Price: USD $21.1718767 per share
e)	Date of the transaction	16 November 2017
f)	Place of the transaction	New York Stock Exchange

Total Voting Rights at November 30, 2017
December 1, 2017

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 November 2017, Coca-Cola European Partners plc had 484,570,056 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 484,570,056 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 20, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary